Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-111261
March 24, 2008

Capital Trust, Inc. is proposing to offer shares of its class A common stock in a transaction underwritten by  Morgan Stanley & Co., Incorporated.

The following information supplements the information contained in the base prospectus referred to below.   References in this free writing prospectus to “we,” “us,” “our” or “Capital Trust” refer to Capital Trust, Inc., a Maryland corporation and its subsidiaries.

Recent Developments

On March 16, 2008, JPMorgan Chase & Co (“JPMorgan”) entered into an agreement and plan of merger with The Bear, Stearns Companies Inc. (“Bear Stearns”) pursuant to which JPMorgan agreed to acquire Bear Stearns, subject to certain closing conditions and termination rights. The merger agreement was modified on March 24, 2008 to, among other things, increase the consideration payable to shareholders of Bear Stearns. We can provide no assurance that Bear Stearns’ combination with JPMorgan will be consummated as contemplated in the merger agreement or at all.

We are party to master repurchase agreements with subsidiaries of Bear Stearns that provide for an aggregate $480 million of repurchase obligation financing, the majority of which matures on August 15, 2008.  We have $348 million of repurchase obligations outstanding under these Bear Stearns repurchase agreements as of March 24, 2008.  We are also a party to a master repurchase agreement with a subsidiary of JPMorgan that provides for $250 million of repurchase obligation financing, the majority of which matures on October 29, 2008.  We have $187 million of repurchase obligations outstanding under this JPMorgan repurchase agreement as of March 24, 2008.  In the event of a successful combination of JPMorgan and Bear Stearns, we would experience a material concentration of our repurchase obligation financing in a single counterparty and an increase in the risks attendant to such concentration. If Bear Stearns does not consummate its combination with JPMorgan, we will need to find a replacement for the repurchase obligation financing provided by Bear Stearns.  Please also see “Risk Factors” in our Annual Report on Form 10-K for the Year ended December 21, 2007 for a discussion of risks related to our repurchase obligations and other risks.

Capital Trust has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the potential offering of equity securities to which this communication relates. A prospectus supplement (together with the accompanying base prospectus, the “Prospectus”) relating to the offering will be filed with SEC on or after March 25, 2008. Before you invest, you should read the Prospectus, the documents incorporated by reference therein and other documents Capital Trust has filed with the SEC for more complete information about Capital Trust, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Capital Trust or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 or you may e-mail a request to prospectus@morganstanley.com.